Exhibit 99.2

Press Release

INTERPOOL COMPLETES, FILES MARCH 2003 FORM 10-Q WITH SECURITIES AND EXCHANGE COMMISSION
Company Confirms Appointment of James Walsh as Chief Financial Officer, Richard Gross Assumes Role as ChiefOperating Officer of Container Division

PRINCETON, NJ, March 3, 2004 - Interpool, Inc. announced that, in another major step toward completing its financial statements and Securities and Exchange Commission filings, which have been delayed due to its recently completed financial restatements for the years 2000 through 2002, the company filed its Form 10-Q report for the three months ended March 31, 2003, with the SEC on February 27, 2004.

Interpool's financial results for the first quarter of 2003, included in its Form 10-Q, are substantially consistent with the preliminary financial information for the first quarter which was included in Interpool's November 5, 2003, press release. Interpool reported total revenues of $89.2 million for the three months ended March 31, 2003, compared to restated revenues of $74.5 million for the three months ended March 31, 2002. Net income was $10.9 million in the first quarter of 2003, compared to restated net income of $6.2 million in the corresponding quarter of 2002. Stockholders' equity was $346.9 million at March 31, 2003, compared to $336.2 million at December 31, 2002. Results for the other quarters of 2003 will be affected adversely by the additional costs associated with the restatement of the Company’s financial results for prior years and the related Audit Committee and SEC investigations described in its March 31, 2003 Form 10-Q.

Martin Tuchman, Chairman and Chief Executive Officer, said, "Submitting this Form 10-Q report was another important milestone in getting our financial statements in order. In addition, this filing illustrates the ongoing strength of our revenues and reflects our confidence that with the restatement uncertainties behind us we are moving forward successfully in our efforts to comply with the SEC’s filing requirements.

Tuchman also announced that the appointment of James Walsh as Interpool's new Chief Financial Officer was made effective February 26, 2004. Walsh, who joined Interpool as Executive Vice President - Finance in November 2003 after many years of experience in senior financial positions with companies in the leasing industry, including GE Capital and Polaris Aircraft Leasing, signed Interpool's March 31, 2003 Form 10-Q in his capacity as Chief Financial Officer. As previously announced, Richard Gross, who has served as Acting Chief Financial Officer since July 2003, has been appointed Executive Vice President and Chief Operating Officer of the Interpool Limited container division.

"When Jim Walsh joined us a few months ago, our Board believed that his background and experience would make him an excellent CFO of Interpool," Tuchman said. "In that short time, he has established solid relationships with our lenders, our stockholders, our employees and our other constituencies. Working with Jim has underscored that our Board's confidence in him was very well founded."

Tuchman added, "I and our entire Board and management team express our sincere gratitude to Rick Gross, who has served us well as CFO during this interim period. Rick has over 25 years of experience in this industry on both the financial and marketing sides, and we are delighted that Rick will now be running our international container division."

Interpool also announced that, as further described in its March 31, 2003 Form 10-Q, it has obtained new waivers under its debt agreements from its lenders and other financial institutions with respect to the filing of its 2003 Form 10-Q reports and its December 31, 2003 Form 10-K report, as well as its 2004 Form 10-Q reports. The company stated that it intends to complete and file these reports earlier than the deadlines agreed to by its financial institutions. Interpool stated that it expects to be current in its compliance with SEC filing requirements later this year.

Interpool noted that it has appealed the December 29, 2003, decision by the staff of the New York Stock Exchange to suspend trading in Interpool's common stock and other listed securities, as well as the staff’s recommendation that the company’s stock and other listed securities be delisted. A hearing on Interpool's appeal is scheduled for March 10, 2004, and the company cannot predict either the timing of any decision or the likely outcome of its appeal.

Currently, Interpool's common stock is traded over the counter under the symbol "IPLI," and its price and trading information can be accessed using any quote program.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com